FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Press release regarding changes in management structure.

Press Release

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. (34) 917 538 100 (34) 917 538 000 Fax (34) 917 532 821 www.repsol.com

Madrid, February 26th 2009

Number of pages: 2

SIMPLIFYING AND CONCENTRATING THE COMPANY’S MANAGEMENT

REPSOL MAKES CHANGES TO ITS

MANAGEMENT STRUCTURE

•	Improves the organization of the company to simplify management processes.

•	The number of General Directors is reduced by three.

•	The development of directors is focused on achieving the company’s objectives.

Repsol’s board of directors yesterday approved a proposal by Chairman Antonio Brufau to make changes to the company’s management structure aimed at simplifying and concentrating the management team.

The new structure reduces by three the number of business units and is a rationalisation and simplification of Repsol’s management structure, reinforcing multidisciplinary business profiles with a global vision and ability to adapt to change.

Amongst the general directors who will leave the company are Javier Macian, responsible for Human Resources, who will take early retirement. Enrique Locutura, who was in charge of the LNG business, will become the Vice-chairman of the Repsol Foundation.

Jaume Giro, who was General Director of Communications and the Chairman’s office, will move to La Caixa as Executive Director at the savings bank responsible for communication, institutional relations and corporate responsibility.

The new management structure aims to boost the human structure, improve management processes and focus on the development of staff to maximise value creation as a key element to achieving the company’s goals.

Press Release

Nueva estructura organizativa

Presidente Ejecutivo
Antonio Brufau *
DG Secretaría General y del Consejo de Administración
Luis Suárez de Lezo *
DG Económico Financiero
Fernando Ramírez *
DG Personas y Organización
Cristina Sanz *
DC Comunicación y Relaciones Externas
Begoña Elices
DC Desarrollo Directivo
Patricia Mantel
DC Estrategia y Desarrollo Corporativo
Miguel Angel Devesa
Director General de Operaciones
Miguel Martínez *
DC Medios
Luís Cabra
DG YPF
Antonio Gomis Sáez *
DG Downstream
Pedro Fernández Frial *
DG Upstream
Nemesio Fernández-Cuesta *

* Miembros del Comité de Dirección

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: February 26th, 2009	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer